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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
008-51322

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Aurora Securities Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2565 West Maple Road
(No. and Street)

Troy	MI	48084
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lori Kamen	248-414-1955	lkamen@sassetmgmt.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Carnaghi & Schwark PLLC
(Name – if individual, state last, first, and middle name)

30435 Groesbeck Highway	Roseville	MI	48066
(Address)	(City)	(State)	(Zip Code)

5/19/2009	3421
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Lori Kamen___, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Aurora Securities Inc.___, as of ___December 31___, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KRISTEN BEDIENT
Notary Public, State of Michigan
County of Oakland
My Commission Expires 04/09/2026
Acting in the County of Oakland

Signature: _____

Title: ___President and Chief Compliance Officer___

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AURORA SECURITIES, INC.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2021 and 2020

TABLE OF CONTENTS

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder of Aurora Securities, Inc.
Troy, Michigan

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Aurora Securities, Inc., as of December 31, 2021 and 2020, the related statements of operations, stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Aurora Securities, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Aurora Securities, Inc.'s management. Our responsibility is to express an opinion on Aurora Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Aurora Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of net capital under rule 15c3-1 of the securities and exchange commission has been subjected to audit procedures performed in conjunction with the audit of Aurora Securities, Inc.'s financial statements. The supplemental information is the responsibility of Aurora Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital under rule 15c3-1 of the securities and exchange commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Carnaghi + Schwark, PLLC

We have served as Aurora Securities, Inc.'s auditor since 2017.
Roseville, Michigan
March 28, 2022 except for Note L, for which the date is March 30, 2022

AURORA SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2021 & 2020

ASSETS

	2021	2020
ASSETS		
Cash and cash equivalents	$ 480,074	$ 59,904
Prepaid expenses	24,664	27,988
Related party receivable	-	2,000
Commissions receivable	311,840	11,828
	$ 816,578	$ 101,720

LIABILITIES AND STOCKHOLDERS' EQUITY

	2021	2020
LIABILITIES		
Accounts payable	$ 11,713	$ 21,164
Payroll liabilities	1,545	-
Related party payable	3,986	7,000
Commissions payable	701,428	10,099
SBA loan payable	21,000	-
	739,672	38,263
COMMITMENTS	-	-
STOCKHOLDERS' EQUITY		
Common stock - authorized, 10,000 shares; issued and outstanding, 1,000 shares	1,000	1,000
Additional paid-in capital	33,000	33,000
Retained earnings	42,906	29,457
	76,906	63,457
	$ 816,578	$ 101,720

The accompanying notes are an integral part of this statement.

AURORA SECURITIES, INC.

STATEMENT OF OPERATIONS

For the Years Ended December 31, 2021 & 2020

	2021	2020
Revenues		
Commissions and fees	$ 8,958,186	$ 437,112
Interest	-	-
SBA Grant	-	1,000
	8,958,186	438,112
Expenses		
Salaries, wages, commissions and benefits	8,816,996	344,064
Regulatory fees	32,374	9,973
Occupancy and equipment	-	4,257
Interest	-	-
Professional services	54,124	26,933
Insurance expense	17,787	15,764
Other operating expenses	23,456	12,489
	8,944,737	413,480
Income (loss) before income taxes	13,449	24,632
Income tax expense - current	-	-
Net income (loss)	$ 13,449	$ 24,632

The accompanying notes are an integral part of this statement.

AURORA SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2021 & 2020

	Common Stock	Additional Paid In Capital	Retained Earnings
Balance at January 1, 2020	$ 1,000	$ 28,000	$ 4,825
Contributed capital	-	5,000	-
Net income for year	-	-	24,632
Balance at December 31, 2020	1,000	33,000	29,457
Contributed capital	-	-	-
Net income for year	-	-	13,449
Balance at December 31, 2021	$ 1,000	$ 33,000	$ 42,906

The accompanying notes are an integral part of this statement.

AURORA SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2021 & 2020

	2021	2020
Cash flows from operating activities		
Net income (loss)	$ 13,449	$ 24,632
Adjustments to reconcile net income (loss) to net		
cash provided (used) by operating activities:		
Depreciation	-	-
(Increase) decrease in deposits and other	3,324	(8,518)
Increase (decrease) in accounts payable	681,878	6,255
Increase (decrease) in related party payable	(3,014)	(3,000)
(Increase) decrease in receivables	(300,012)	2,486
Increase (decrease) in accrued expenses	-	(6,754)
Increase (decrease) in payroll liabilities	1,545	-
(Increase) decrease in related party receivable	2,000	6,000
Net cash provided (used) by operating activities	399,170	21,101
Cash flows (used) by investing activities:		
Purchase of equipment	-	-
Cash flows used by financing activities:		
Additional paid-in capital	-	5,000
Advances on note payables	25,000	-
Payments on note payables	(4,000)	-
Net cash provided (used) by financing activities	21,000	5,000
Net increase (decrease) in cash	420,170	26,101
Cash and cash deposits at beginning of year	59,904	33,803
Cash and cash deposits at end of year	$ 480,074	$ 59,904
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -

The accompanying notes are an integral part of this statement.

AURORA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2021 and 2020

NOTE A.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

Nature of Operations

The Company is a registered securities broker dealer. The Firm was formed to offer a broad range of investment management services for the investing public located primarily in Southeast Michigan. The Company maintains no physical securities, client cash or margin accounts.

Cash Equivalents

For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2021 and 2020.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Firm places its cash in accounts with a local financial institution, and money market accounts. At times, balances in these accounts may exceed FDIC insured limits. The Firm did not have any accounts with a balance that exceeded insured limits during the year.

Revenue Recognition

Revenue is recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. Revenue associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within other income.

AURORA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2021 and 2020

NOTE A.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Revenue Recognition (continued)

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees and fees on insurance products are recorded when income is reasonably determinable. Revenue as disaggregated by source is presented below:

	2021	2020
Private Placement Memorandum Contract Income	$8,189,720	$77,650
Fixed Contract Income	181,228	18,496
Mutual Funds Contract Income	11,418	8,022
Variable Contract Income	415,821	308,413
Miscellaneous Income	10,000	24,000
Services Income	149,999	531
	$8,958,186	$437,112

Commissions Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers all commissions receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America. Management believes an allowance is unnecessary. Commissions receivable are written-off when collection efforts have been exhausted.

Advertising

The Firm's advertising costs are expensed as incurred. Advertising costs is $-0- and $100 as of December 31, 2021 and 2020, respectively.

NOTE B.   COMMISSION RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Commissions from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers.

NOTE C.   EXEMPTION UNDER RULE 17a-5

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

AURORA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2021 and 2020

NOTE D.   INCOME TAXES

The Firm utilizes the asset and liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". This method requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Firm's financial statements or income tax returns. Deferred income taxes arise primarily from the recognition of income and expense on the cash basis for income tax purposes. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. If it is more likely than not that some portion or all of a deferred tax asset will not be recognized, a valuation allowance is recognized.

The Company's effective tax rate differs from the expected federal income tax rate as a result of certain expenses included in income being non-deductible for tax reporting purposes for year ended December 31, 2021.

The Company had a tax loss carryforward of approximately $42,391 at December 31, 2021 which can be used against future taxable income.

The Company adopted ASC Topic 740-10, *Accounting for Uncertainty in Income Taxes*, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2021, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules.

During the year ended December 31, 2021, the Company did not incur any interest or penalties on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For federal and state income tax purposes the returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those returns.

NOTE E.   RELATED PARTIES

The Firm leases office space equipment and personnel of a related organization (common stockholder) and accordingly, incurred expenses to such organization amounting to $-0- and $4,257 years ended December 31, 2021 and 2020, respectively.

The Company received due diligence assistance from certain related parties. Income received from related parties amounted to $10,000 and $24,000 for the years ended December 31, 2021 and 2020, respectively.

AURORA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2021 and 2020

NOTE F.   BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Firm has issued no dilutive potential common shares.

NOTE G.   NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2021, net capital as defined by the rules, equaled $33,469. The ratio of aggregate indebtedness to net capital was 114.32%. Net capital in excess of the minimum required was $28,469.

In January 2022, the Company was required to file an early warning notification with FINRA for the December 31, 2021 year end related to SEA Rule 17a-11(c)(1), Aggregate Indebtedness greater that 1,200% of Net Capital and SEA Rule 17a11(c)(3), Net Capital less that 120% of Required Minimum Net Capital. The normal course of business activity on January 1, 2022 corrected the issues. Management has implemented additional procedures to monitor the rules above on an ongoing basis.

NOTE H.   RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were no material reconciling items between the December 31, 2021 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1.

NOTE I.   POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Firm.

NOTE J.   FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2021. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE K.   ACCOUNTING PRONOUNCEMENTS

During May 2014 the FASB issued "Accounting Standards Update" (ASU) 2014-09, "Revenue from Contracts with Customers" (Topic 606). ASU 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers in an amount that reflects the expected consideration received in exchange for

NOTE K.   ACCOUNTING PRONOUNCEMENTS (continued)

those goods or services. During August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09. ASU 2014-09 is effective for fiscal years beginning after December 15, 2017. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The aforementioned ASU's are codified as "Accounting Standards Codification" (ASC) 606 "Revenue from Contracts with Customers". The Company adopted the standard on January 1, 2018.

NOTE L.   CONTINGENCIES

The Company was subject to a pending FINRA arbitration filed June 14, 2021. The plaintiff allege that a current employee of the Company violated a non-compete and restrictive agreement and requested injunctive relief along with undetermined monetary damages. The disposition of this matter, in the opinion of management, will not have a material adverse effect on the Company's financial position as of December 31, 2021.

NOTE M.   SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 30, 2022, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

AURORA SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2021

COMPUTATION OF NET CAPITAL

3530	Total stockholders' equity from Statement of Financial Condition	$	76,906
3620	Less nonallowable assets from Statement of Financial Condition		(24,664)
3640	Net capital before haircuts on securities positions		52,242
3740	Haircuts on securities		-
3750	Net Capital	$	52,242

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

3756	(A) Minimum net capital required based on 6-2/3% of aggregate indebtedness	$ 49,311	
3758	(B) Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000	
3760	Net capital requirement: greater of (A) or (B)		49,311
3770	Excess Net Capital		$ 2,931
	(C) - 10% of total aggregate indebtness	$ 73,967	
	(D) - 120% of minimum net capital requirement	$ 6,000	
3780	Net Capital less the greater of (C) or (D)		$ (21,725)

COMPUTATION OF AGGREGATE INDEBTEDNESS

3840	Aggregate indebtedness - total liabilities	$	739,672
3850	Percentage of Aggregate Indebtness to Net Capital		1415.86%

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

ANTHONY L. CARNAGHI, CPA
DOUGLAS W. SCHWARK, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Aurora Securities, Inc.
Troy, Michigan

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Aurora Securities, Inc. is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating Aurora Securities, Inc.'s compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriated for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting general assessment payment sufficient to cover liability;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion on Aurora Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carnaghi + Schwark, PLLC

Roseville, Michigan
March 28, 2022

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended Dec 31, 2021
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Aurora Securities Inc
2565 West Maple Road
Troy, MI 48084

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lori Kamen 248-414-1955

2. A. General Assessment (item 2e from page 2) $11,456

B. Less payment made with SIPC-6 filed (exclude interest) (2,767)
07/15/2021
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,689

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 8,689

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Aurora Securities Inc
(Name of Corporation, Partnership or other organization)

Lori Kamen
(Authorized Signature)

President and Chief Compliance Officer
(Title)

Dated the 4 day of February, 20 22.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2021
and ending Dec 31, 2021

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 8,958,185

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   (1,320,713)

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues $ 7,637,472

2e. General Assessment @ .0015 $ 11,456

(to page 1, line 2.A.)

2

Carnaghi & Schwark, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

UPTON PROFESSIONAL BUILDING

30435 GROESBECK HIGHWAY

ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder of Aurora Securities, Inc.
Troy, Michigan

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Aurora Securities, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, (2) that the Company is filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 and (3) Aurora Securities, Inc. stated that they met the identified exemption provisions for the most recent fiscal year without exception. Aurora Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Aurora Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the reliance on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5.

Carnaghi + Schwark, PLLC

Roseville, Michigan
March 28, 2022

AURORA SECURITIES, INC.

SCHEDULE IV

SUPPLEMENTAL EXEMPTION REPORT PURSUANT TO SEC RULE 17a-5

December 31, 2021

Aurora Securities, Inc. Exemption Report

Aurora Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Aurora Securities, Inc.

I, Lori Kamen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Lori Kamen

Lori Kamen, President

March 28, 2022

Date